
October 28, 2010

Gregory L. Osborn
Chief Financial Officer
Video Display Corporation
1868 Tucker Industrial Rd.
Tucker, GA 30084

  Re: Video Display Corporation
    Form 10-K for the ended February 28, 2010
    Filed May 28, 2010
    File No. 0-13394

Dear Mr. Osborn:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the ended February 28, 2010

Management's Discussion of Liquidity and Capital Resources, page 20

1. We note that your loan agreements contain covenants related to tangible cash flow, ratio of debt to cash flow and asset coverage. As applicable, please revise future filings to quantify the most restrictive covenants.

Item 9A (T). Controls and Procedures, page 53

2. We note your disclosure that "a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met." Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and

Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>.

Exhibits 31.1 and 31.2

3.   We note your certifications are not in the exact form specified by Item 601(b)(31) of Regulation S-K. Specifically, we note throughout the certifications that you refer to "the smaller reporting company" instead of "the registrant." Please revise future filings to conform to the exact language set forth in Item 601(b)(31) of Regulation S-K.

Form 8-K

4.   We note that the date of your annual meeting of stockholders was August 27, 2010. Please tell us when you intend to file a current report on Form 8-K to report the results of that stockholder vote. See Item 5.07 of Item 8-K. Also provide us your analysis regarding the effect of such filing on your ability to use short-form registration statements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabe Eckstein, Staff Attorney at (202) 551-3286 or Tim Buchmiller, Reviewing Attorney, at (202) 551-3635 with any other questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief